UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 01-04324

CUSIP NUMBER 034393108

(Check One):	☐ Form 10-K	☐ Form 20-F	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

For Period Ended:	March 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Andrea Electronics Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

620 Johnson Avenue Suite 1-B
Address of Principle Executive Office (Street and Number)

Bohemia, New York 11716
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Form 8-K filed with the SEC on April 2, 2015, the Company recently entered into an Asset Purchase Agreement with Andrea Communications LLC. The Company's management and accounting staff have been working diligently with Marcum LLP to complete the financial statements for the quarter ended March 31, 2015 to reflect the appropriate accounting treatment for such agreement. As previously disclosed in the Form 10-K filed with the SEC on March 30, 2015, in February 2015 the Company also filed a Complaint with the United States International Trade Commission (“ITC”), alleging patent infringement and unfair competition against certain entities. In connection with the ITC complaint key management and accounting staff have been subject to numerous depositions and other matters related to the ITC complaint. In addition, and at the same time, the Company is in the process of a relocation of its main office. As a result, the Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 on a timely basis. The Company intends to file the Form 10-Q that is the subject of this Notification of Late Filing within the five-day extension period afforded by SEC Rule 12b-25.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Corisa L. Guiffre, Vice President, Chief Financial Officer and Assistant Corporate Secretary	631	719-1800
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Andrea Electronics Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2015	By	/s/ Corisa L. Guiffre, Vice President, Chief Financial Officer and Assistant Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.